

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

November 25, 2011

**Via E-Mail**

Marcus J. Williams, Esq.
Davis Wright Tremaine LLP
1201 Third Avenue
Suite 2200
Seattle, WA 98101

> **Re: McCormick & Schmick's Seafood Restaurants, Inc.**
> **Schedule 14D-9 filed November 22, 2011**
> **SEC File No. 005-79958**

Dear Mr. Williams:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

**Schedule 14D-9**

Additional Information – Top-Up, page 32

1.  Please revise your recommendation statement to describe the terms of the Top-Up option and to disclose the number of shares authorized but unissued available for exercise of the option. If that number of shares is less than the number of shares that would allow the bidders to own 90% of the outstanding shares of McCormick after the exercise of the option, please disclose the percentage of shares that must be tendered for the issuance of shares pursuant to the option to result in the bidder's ownership of 90% of McCormick's shares of common stock.

Additional Information – Certain Company Projections, page 37

2.      Please revise your disclosure to describe all key assumptions for the projections instead of "certain" of them (page 37).  Similarly, disclose the full FO and CIM projections instead of a summary of each (page 38).

3.      We note that the projected financial information included in this section has not been prepared in accordance with GAAP.  As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G.  We may have additional comments after we review your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions